UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. _____)*

LRAD Corporation
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

50213V109
(CUSIP Number)

Thomas R. Brown President and Chief Executive Officer LRAD Corporation 16990 Goldentop Road, Suite A San Diego, CA 92127 (858) 676-1112
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to: Joshua E. Little Durham, Jones & Pinegar P.C. 192 East 200 North, 3rd Floor St. George, UT 84770 (435) 674-0400

January 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Thomas R. Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐
3.	SEC Use only
4.	Source of funds (See Instructions)	OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	1,678,870
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,678,870
	10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,678,870(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)	5.04%(1)
14.	Type of Reporting Person (See Instructions)
IN

(1)     Includes 1,454,167 shares issuable upon exercise of outstanding stock options exercisable within 60 days of January 17, 2016.

 Item 1.          Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.00001 per share (the “Common Stock”), of LRAD Corporation, a Delaware corporation (“LRAD”). LRAD’s principal executive offices are located at 16990 Goldentop Road, Suite A, San Diego, CA 92127.

Item 2.          Identity and Background.

(a)-(c) This Statement is being filed by Thomas R. Brown, President and Chief Executive Officer of LRAD. Mr. Brown’s business address is 16990 Goldentop Road, Suite A, San Diego, CA 92127.

(d) During the last five years, Mr. Brown has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Brown has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not, and is not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Brown is a United States citizen.

Item 3.          Source and Amount of Funds or Other Consideration.

Mr. Brown’s beneficial acquisition of the securities to which this statement relates is a result of the vesting of certain outstanding stock options. Mr. Brown received these stock options in consideration for his employment with LRAD. Mr. Brown intends to either use personal funds to purchase any shares acquired upon exercise of the stock options or net exercise pursuant to the terms of the Plan under which the options were issued. The terms of Mr. Brown’s outstanding stock options are disclosed under the heading “Equity Compensation – Outstanding Equity Awards at Fiscal Year-End” in LRAD’s Annual Proxy Statement to Security Holders filed with the Securities and Exchange Commission.

Item 4.          Purpose of Transaction.

(a)      As described above in Item 3, Mr. Brown’s beneficial acquisition of the securities to which this statement relates is a result of the vesting of certain outstanding stock options. Mr. Brown’s beneficial ownership percentage may increase through the additional vesting of his outstanding stock options. The terms of Mr. Brown’s outstanding stock options are disclosed under the heading “Equity Compensation – Outstanding Equity Awards at Fiscal Year-End” in LRAD’s Annual Proxy Statement to Security Holders filed with the Securities and Exchange Commission.

(e)      LRAD’s share buyback program has resulted in a reduction in the number of outstanding shares of LRAD’s common stock thereby increasing Mr. Brown’s percentage ownership in LRAD. In July 2013, LRAD’s Board of Directors approved a share buyback program under which LRAD was authorized to repurchase up to $3 million of its outstanding common shares. In November 2013, LRAD’s Board of Directors authorized the repurchase of an additional $1 million of LRAD’s outstanding common shares, and extended the expiration of the program from December 31, 2013 to December 31, 2014. In November 2014, the expiration of the buyback program was further extended to December 31, 2015. During the year ended September 30, 2015, LRAD purchased 734,070 shares at an average price paid per share of $2.13 for a total cost of $1,564,666. During the year ended September 30, 2014, LRAD purchased 277,157 shares at an average price paid per share of $1.86 for a total cost of $516,352. At September 30, 2015, all repurchased shares were retired. In December 2015, LRAD’s Board of Directors approved a new share buyback program beginning January 1, 2016 under which LRAD may repurchase up to $4 million of its outstanding common shares through December 31, 2016.

If LRAD continues to repurchase its outstanding common shares pursuant to the buyback program, Mr. Brown’s beneficial ownership percentage of LRAD’s outstanding common stock may increase even if he does not acquire any further shares.

Item 5.          Interest in Securities of the Issuer.

(a)     Mr. Brown is the beneficial owner of 1,678,870 shares of the outstanding common stock of LRAD, representing 5.04% percent of the outstanding common stock of LRAD as of January 17, 2016. This includes 1,454,167 shares issuable upon exercise of outstanding options exercisable within 60 days of January 17, 2016.

(b)     Mr. Brown has the sole power to vote and dispose of all 1,678,870 shares of LRAD common stock of which he is the beneficial owner.

(c)      The following shares of LRAD common stock subject to options held by Mr. Brown have vested within the past 60 days of January 17, 2016:

Date	Shares	Exercise Price
November 24, 2015	16,667	$2.85
November 26, 2015	16,667	$1.76
December 6, 2015	(100,000)*	$2.63
December 17, 2015	83,334	$1.86
February 24, 2012	16, 667**	$2.85
March 17, 2016	20,833**	$1.86

*Indicates shares subject to options that expired unexercised.

** Indicates shares subject to options that will vest within 60 days of January 17, 2016.

(d) Not applicable.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of LRAD, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of LRAD.

Item 7.          Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THOMAS R. BROWN

Dated: January 27, 2016	By:	/s/ Thomas R. Brown

The original statement shall be signed by each person on whose behalf the Statement is filed or his authorized representative. If the Statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)